United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Vale signs agreement with CSN
Rio de Janeiro, April 24, 2009 — Companhia Vale do Rio Doce (Vale) informs that it has signed an agreement with Companhia Siderúrgica Nacional (CSN) including, among other items:
a) Flexibility in the execution of a contract, signed on March 21, 2005, which involves the supply of iron ore from the Casa de Pedra mine to Vale. Vale will have the option — to be exercised until the end of 2009 — to suspend or definitively cancel the contract.
b) Termination of all pending legal issues regarding Vale’s right of first refusal for the purchase of iron ore produced by the Casa de Pedra mine, as well as those issues involving transactions related to the unwinding of cross-shareholdings between Vale and CSN, which took place in December 31, 2000.
c) Contract comprising the supply of up to three million metric tons of iron ore pellets from 2009 to 2014 by Vale to CSN.
The above mentioned contract will be effective depending on the formalization over next 30 (thirty) days of an agreement between CSN and Vale’s controlling shareholders who signed the unwinding of the cross-shareholdings on December 31, 2000 — Previ, Litel and Bradespar -, aiming to definitely cancel any pending issues existing between both parties, with regards to duties related to the unwinding of cross-shareholding. During this 30-day period, certain pre-existing contractual obligations relative to the above-mentioned commercial agreements and legal actions will remain suspended.
In the event of the above-mentioned Vale’s controlling shareholders do not sign the agreement during the 30-day period, CSN will have the option of keeping the agreement made with Vale today, since it exercises this option 30 (thirty) days after the end of 30-day period established for the formalization of the agreement between CSN and the above-mentioned Vale shareholders.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Roberta Coutinho: roberta.coutinho@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 24, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations